FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Translation of the response dated June 2, 2004, to the Chilean Securities and Exchange Commission's Official Letter, regarding the extraordinary shareholders' meeting relating to the sale agreement of Telefónica Móvil de Chile S.A.'s shares.

  Translation of the response dated June 3, 2004, to the Chilean Securities and Exchange Commission's Official Letter requiring Minutes from the Sessions of the Board and Directors Committee of Telefónica CTC Chile.

Item 1.

Response to the Chilean Security Exchange Commission's Official Letter regarding the Extraordinary Shareholders' Meeting relating to the Sale Agreement for Telefónica Móvil de Chile S.A. shares

Santiago, June 2, 2004

Mr.

Hernán López Böhner

Intendente de Valores

Superintendencia de Valores y Seguros

Dear Sir:

In response to the Official Letter No. 04808, dated June 1, 2004, we inform you of the following:

  Through Official Letter No. 10231/GG/2004, Compañía de Telecomunicaciones de Chile S.A. ("CTC") informed the Chilean Securities and Exchange Commission Officer of a material event, the agreement of the Board of Directors on May 18, 2004 to approve the terms contained in Telefónica Móviles S.A.'s offer to acquire 100% of the shares of Telefónica Móvil de Chile S.A., a subsidiary of Telefónica CTC Chile, and to seek approval for this transaction at an extraordinary shareholders' meeting which will be held within 60 days after May 18, 2004.

  On May 28, 2004, CTC's shareholders AFP Cuprum, The Chile Fund Inc., Fondo Mutuo Celfin Acciones Chilenas and Consorcio Seguros de Vida, invoked Article 44 of the Chilean Corporations Law and requested to call an extraordinary shareholders meeting to approve the sale of 100% of Telefónica Móvil de Chile S.A.'s shares with a super-majority of two-thirds of the shares with voting rights of the Company, considering that the conditions of the operation were not convenient for Telefónica CTC Chile's interests.

  The Company responded to the request, through a letter to these shareholders stating that the board previously agreed to convene a shareholders meeting within 60 days after May 18, 2004. In addition, according to the Article named in the last paragraph of this letter, the Board accepted the petition requiring approval from at least two-thirds of the shares issued with voting rights.

  In response to the question about whether studies of valuations have been requested from third parties for the subsidiary Telefónica Móvil de Chile S.A.; the Company's Board, though it has approved the transaction, has also considered it convenient to support its decision with two fairness opinions from international banks JP Morgan Securities Inc. and ABN AMRO Finance (Chile). These opinions will be available to shareholders on the legally required date pursuant to Article 54 of the Law 18.046.

Sincerely,

Bruno Philippi I.

Chairman

Reported to the Chilean Securities and Exchange Commission on June 2, 2004.

Item 2.

Response to the Chilean Security Exchange Commission's Official Letter requiring Minutes from the Sessions of the Board and Directors Committee

Santiago, June 3, 2004

Mr.

Hernán López Böhner

Intendente de Valores

Superintendencia de Valores y Seguros

Dear Sir:

In response to the Official Letter No. 04814, dated June 2, 2004, we inform you of the following:

  We are attaching certified copies of the Ordinary and Extraordinary Sessions Minutes (1) of the Company's Boards Nos. 620, 621, 622, 623, 624 and 625.

  We are attaching certified copies of the Directors Committee Minutes (1) of the Company Nos. 35, 36 and 37.

  We are attaching a draft of the Ordinary Session Minutes (1) No. 627 of Compañía de Telecomunicaciones de Chile's Board, held on May 18, 2004.

  We are attaching a draft of the Directors Committee Minutes (1) No. 39 of Compañía de Telecomunicaciones de Chile, held on May 18, 2004.

Document Nos. 1 and 2 are reliable copies of those contained in the Minute book of the Board of Directors. Document Nos. 3 and 4 are in draft form pursuant to the Chilean Security and Exchange Commission's request.

Sincerely,

Claudio Muñoz Z.

Chief Executive Officer

Reported to the Chilean Securities and Exchange Commission on June 3, 2004.

(1) English translation is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer